Filed Pursuant to Rule 433
Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the S&P 500® Index due February 5, 2024

Term Sheet to Preliminary Pricing Supplement dated January 4, 2019

Summary of terms		Investment description
Issuer	Canadian Imperial Bank of Commerce

•      Linked to the S&P 500® Index

•      Unlike ordinary debt securities, the securities do not pay interest at a specified rate or repay a fixed amount of principal at maturity. Instead, the securities provide for a Redemption Amount that may be greater than, equal to or less than the Principal Amount of the securities, depending on the performance of the Index from the Starting Level to the Ending Level.

•      The Redemption Amount will reflect the following terms:

If the level of the Index increases:

You will receive the Principal Amount plus 150% participation in the upside performance of the Index, subject to a maximum total return at maturity of 55% to 60% (to be determined on the Pricing Date) of the Principal Amount

If the level of the Index decreases, but the decrease is not by more than 15%, or does not change:

You will be repaid the Principal Amount

If the level of the Index decreases by more than 15%:

You will receive less than the Principal Amount and will have 1-to-1 downside exposure to the decrease in the level of the Index in excess of 15%

•      Investors may lose up to 85% of the Principal Amount

•      All payments on the securities are subject to the credit risk of Canadian Imperial Bank of Commerce, and you will have no ability to pursue the securities included in the Index for payment; if the Issuer defaults on its obligations, you could lose some or all of your investment

•      No periodic interest payments or dividends

•      No exchange listing; designed to be held to maturity

Term	5 years
Market Measure	S&P 500® Index (the “Index”)
Pricing Date	January 31, 2019*
Issue Date	February 5, 2019*
Principal Amount	$1,000 per security (100% of par)
Redemption Amount	See “How the Redemption Amount is calculated” in this term sheet
Stated Maturity Date	February 5, 2024*
Starting Level	The closing level of the Index on the Pricing Date
Ending Level	The closing level of the Index on the Calculation Date
Capped Value	155% to 160% of the Principal Amount ($1,550 to $1,600 per security), to be determined on the Pricing Date
Threshold Level	85% of the Starting Level
Participation Rate	150%
Calculation Date	January 29, 2024*
Calculation Agent	Canadian Imperial Bank of Commerce
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	Up to 4.60%; dealers including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 2.50% and WFA will receive a distribution expense fee of 0.12%.
CUSIP / ISIN	13605WPB1 / US13605WPB18

*To the extent that the Issuer makes any change to the expected Pricing Date or expected Issue Date, the Calculation Date and Stated Maturity Date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same.

The Issuer’s estimated value of the securities on the date of the accompanying preliminary pricing supplement, based on the Issuer’s internal pricing models, is expected to be between $888.30 and $907.10 per security. While the estimated value of the securities on the pricing date may differ from the estimated value set forth above, the Issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. The final pricing supplement relating to the securities will set forth the Issuer’s estimated value of the securities on the pricing date, which will not be less than $888.30 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement, the accompanying prospectus supplement and prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, prospectus supplement and prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical payout profile

The profile to the right is based on a hypothetical Capped Value of 157.50% of the Principal Amount or $1,575 per $1,000 security (the midpoint of the specified range for the Capped Value), a participation rate of 150% and a Threshold Level equal to 85% of the Starting Level.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Level, the actual Capped Value, and whether you hold your securities to maturity.

Hypothetical returns

Hypothetical Ending Level	Hypothetical percentage change from the hypothetical Starting Level to the hypothetical Ending Level	Hypothetical Redemption Amount per security(1)	Hypothetical pre-tax total rate of return

175.00	75.00%	$1,575.00	57.50%
150.00	50.00%	$1,575.00	57.50%
138.34	38.34%	$1,575.00	57.50%
130.00	30.00%	$1,450.00	45.00%
120.00	20.00%	$1,300.00	30.00%
105.00	5.00%	$1,075.00	7.50%
100.00(2)	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
80.00	-20.00%	$950.00	-5.00%
75.00	-25.00%	$900.00	-10.00%
50.00	-50.00%	$650.00	-35.00%
25.00	-75.00%	$400.00	-60.00%
0.00	-100.00%	$150.00	-85.00%

 (1) Assumes a hypothetical Capped Value of 157.50% of the Principal Amount, or $1,575.00 per security (the midpoint of the specified range of the Capped Value).

(2) The hypothetical Starting Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Starting Level. The actual Starting Level will be determined on the Pricing Date.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive on the Stated Maturity Date and the resulting pre-tax rates of return will depend on the actual Starting Level, Ending Level and Capped Value.

How the Redemption Amount is calculated

The Redemption Amount will be determined as follows:

•                         If the Ending Level is greater than the Starting Level, the Redemption Amount will be equal to the lesser of:

(i)         $1,000 plus

(ii)        the Capped Value

•                         If the Ending Level is less than or equal to the Starting Level, but greater than or equal to the Threshold Level, the Redemption Amount will be equal to $1,000

•                         If the Ending Level is less than the Threshold Level, the Redemption Amount will be equal to $1,000 minus

In such a case, you will lose up to 85% of your Principal Amount.

* The graph above sets forth daily closing levels of the Index for the period from January 1, 2013 to January 3, 2019. The closing level on January 3, 2019 was 2,447.89. The historical performance of the Index is not an indication of the future performance of the Index during the term of the securities.

Selected risk considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, the prospectus supplement and prospectus. Please review those risk disclosures carefully.

•                    If The Ending Level Is Less Than The Threshold Level, You Will Receive At Maturity Less, And Up To 85% Less, Than The Principal Amount Of Your Securities.

•                    Your Return Will Be Limited By The Capped Value And May Be Lower Than The Return On A Direct Investment In The Index.

•                    Your Return On The Securities Could Be Less Than If You Owned Securities Included In The Index.

•                    No Periodic Interest Will Be Paid On The Securities.

•                    The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.

•                    The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•                    The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

•                    Our Estimated Value Of The Securities Will Be Lower Than The Principal Amount Of The Securities.

•                    Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.

•                    Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.

•                    The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

•                    Historical Levels Of The Index Should Not Be Taken As An Indication Of The Future Performance Of The Index During The Term Of The Securities.

•                    Changes That Affect The Index May Adversely Affect The Value Of The Securities And The Amount You Will Receive At Stated Maturity.

•                    We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Index.

•                    We, Wells Fargo Securities, And Our Respective Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

•                    The Stated Maturity Date May Be Postponed In Certain Circumstances.

•                    We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.

•                    Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

•                    The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.

•                    There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

•                    The Amount You Receive On The Securities Will Depend Upon The Performance Of The Index And Therefore The Securities Are Subject To The Following Risks, As Discussed In More Detail In The Prospectus Supplement:

•                    The Issuer of a Security or Currency That Comprises an Index Could Take Actions That May Adversely Affect an Indexed Note.

•                    Investors in Indexed Notes Will Have No Ownership of the Underlying Securities.

•                    An Index to Which a Note Is Linked Could Be Changed or Become Unavailable.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. Canadian Imperial Bank of Commerce, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

We have entered into an agreement with S&P Dow Jones Indices LLC (“S&P”) providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Index, which is owned and published by S&P, in connection with certain securities, including these securities.

S&P and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the securities.

S&P and its Licensors do not sponsor, endorse, sell or promote the securities; recommend that any person invest in the securities; have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities; have any responsibility or liability for the administration, management or marketing of the securities; or consider the needs of the securities or the owners of the securities in determining, composing or calculating the Index or have any obligation to do so.

S&P and its Licensors will not have any liability in connection with the securities.  Specifically, S&P and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about: the results to be obtained by the securities, the owners of the securities or any other person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; and the merchantability and the fitness for a particular purpose or use of the Index and its data.  S&P and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data.  Under no circumstances will S&P or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if S&P or its Licensors knows that they might occur.  The licensing agreement between us and S&P is solely for our benefit and the benefit of S&P and not for the benefit of the owners of the securities or any other third parties.